Cybin Announces Grant of European Patent Protecting its Proprietary Deuterated Programs

- European patent provides composition of matter and medical use protection for the Company’s proprietary deuterated psilocybin analog and deuterated DMT programs -

- New European patent further strengthens intellectual property portfolio, which now includes 33 granted patents and over 170 pending applications -

TORONTO, CANADA – October 26, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today announced that the European Patent Office (“EP”) has granted a patent protecting Cybin’s proprietary deuterated psilocybin analog and N, N-dimethyltryptamine (“DMT”) programs.

EP patent no. 4,031,529 provides composition of matter protection for certain deuterated tryptamine compounds, including deuterated psilocybin analogs within the CYB003 program and deuterated analogs of DMT within Cybin’s DMT program, as well as their medical use.

“Maintaining a secure intellectual property position is fundamental to our development strategy as we continue to advance our novel molecules and optimize their therapeutic benefits,” said Doug Drysdale, Chief Executive Officer of Cybin. “Following quickly on from the two recently announced U.S. patents granted in respect of our deuterated DMT program, this European patent further strengthens our intellectual property protection around our deuterated DMT and deuterated psilocybin programs. With 33 granted patents and over 170 pending applications, Cybin now has one of the most robust intellectual property portfolios in the psychedelic drug development sector.”

Cybin’s deuterated psilocybin analog program, CYB003, has completed dosing in a Phase 2 trial in major depressive disorder (“MDD”). Interim findings have demonstrated that CYB003 led to a robust psychedelic response in participants at low doses, while maintaining a safe and well-tolerated therapeutic profile.

Cybin’s proprietary novel deuterated DMT compounds, CYB004 and SPL028, are each currently in Phase I clinical trials. CYB004 and SPL028 target an extended DMT psychedelic experience while retaining a short-duration drug profile that could provide optimized dose formulations for different administration routes and distinct therapeutic benefits for patients. Preliminary findings from the studies demonstrate that IV CYB004 and SPL028 elicit a psychedelic experience of less than 1 hour and are well-tolerated.

The Company expects to report topline data from its deuterated psilocybin and DMT programs in the fourth quarter of 2023.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to report topline data from its deuterated psilocybin and DMT programs in the fourth quarter of 2023; the anticipated results and potential of CYB004 and SPL028; and the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel

Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com